FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on September 21, 2017

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

September 21, 2017

Royal Dutch Shell plc (the “Company”) has been notified that following the payment of the interim dividend on September 18, 2017 in respect of the second quarter of 2017, the following Persons Discharging Managerial Responsibilities (“PDMRs”) acquired notional dividend shares under the Long-term Incentive Plan (“LTIP”) and Deferred Bonus Plan (“DBP”) as applicable, as set out below. Details of the LTIP and DBP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F ended December 31, 2016 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of notional dividend shares acquired	Price per Share
Ben van Beurden	18 September 2017	RDSA	14,891.66	EUR 24.02
Jessica Uhl	18 September 2017	RDS.A	1,426.44	USD 57.46
John Abbott	18 September 2017	RDSB	4,243.81	GBP 21.56
Harry Brekelmans	18 September 2017	RDSA	3,864.45	EUR 24.02
Andrew Brown	18 September 2017	RDSB	4,129.41	GBP 21.56
Ronan Cassidy	18 September 2017	RDSB	2,121.27	GBP 21.56
Donny Ching	18 September 2017	RDSA	2,905.03	EUR 24.02
Maarten Wetselaar	18 September 2017	RDSA	2,571.92	EUR 24.02

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Mark Edwards

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP

Currency	EUR

Price	24.02

Volume	14,891.66

Total	357,697.67

Aggregated information

Volume	14,891.66

Price	24.02

Total	357,697.67

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Jessica

Last Name(s)	Uhl

2. Reason for the notification

Position/status	Chief Financial Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A American Depository Shares (RDS.A)

Identification Code	US7802592060

Nature of the transaction	Acquisition of notional dividend shares under the LTIP

Currency	USD

Price	57.46

Volume	1,426.44

Total	81,963.24

Aggregated information

Volume	1,426.44

Price	57.46

Total	81,963.24

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP

Currency	GBP

Price	21.56

Volume	4,243.81

Total	91,496.54

Aggregated information

Volume	4,243.81

Price	21.56

Total	91,496.54

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects & Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP

Currency	EUR

Price	24.02

Volume	3,864.45

Total	92,824.09

Aggregated information

Volume	3,864.45

Price	24.02

Total	92,824.09

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Andrew

Last Name(s)	Brown

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP

Currency	GBP

Price	21.56

Volume	4,129.41

Total	89,030.08

Aggregated information

Volume	4,129.41

Price	21.56

Total	89,030.08

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ronan

Last Name(s)	Cassidy

2. Reason for the notification

Position/status	Chief Human Resources & Corporate Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP

Currency	GBP

Price	21.56

Volume	2,121.27

Total	45,734.58

Aggregated information

Volume	2,121.27

Price	21.56

Total	45,734.58

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP

Currency	EUR

Price	24.02

Volume	2,905.03

Total	69,778.82

Aggregated information

Volume	2,905.03

Price	24.02

Total	69,778.82

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Maarten

Last Name(s)	Wetselaar

2. Reason for the notification

Position/status	Integrated Gas and New Energies Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP

Currency	EUR

Price	24.02

Volume	2,571.92

Total	61,777.52

Aggregated information

Volume	2,571.92

Price	24.02

Total	61,777.52

Date of transaction	18/09/2017

Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name: M Edwards Title: Deputy Company Secretary

Date: September 21, 2017